

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-223208
May 11, 2018
PRICING SUPPLEMENT
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018,
and Stock-Linked Underlying Supplement dated February 26, 2018)

Structured Investments	HSBC USA Inc.
	$2,385,000
	Contingent Buffered Notes (CBN) Linked to the Common Stock of Broadcom Inc., due May 30, 2019 (the "Notes")

General

- Terms used in this pricing supplement are described or defined herein and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment. The Notes will not bear interest.**
- This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing May 30, 2019.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- If the terms of the Notes set forth below are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.
- **Any payment on the Notes is subject to the Issuer's credit risk.**

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	The common stock of the Reference Asset Issuer
Reference Asset Issuer:	Broadcom Inc. ("AVGO")
Knock-Out Event:	A Knock-Out Event will occur if the Final Price is less than the Initial Price by a percentage that is greater than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	20%
Contingent Minimum Return:	14.45%
Principal Amount:	$1,000 per Note
Trade Date:	May 11, 2018
Pricing Date:	May 11, 2018
Original Issue Date:	May 16, 2018
Averaging Dates:	May 20, 2019, May 21, 2019, May 22, 2019, May 23, 2019 and May 24, 2019 (the "Final Valuation Date"), subject to adjustment as described in "Additional Terms of the Notes — Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	May 30, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes — Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Maximum Return:	14.45%. **In no event will the return on your Notes exceed the Maximum Return of 14.45%. This means the Payment at Maturity for each $1,000 Principal Amount will not exceed $1,144.50.**
Payment at Maturity:	**If a Knock-Out Event has occurred,** you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Maximum Return. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount will equal $1,000 + ($1,000 × Reference Return).
	If a Knock-Out Event has occurred, you will lose some or all of your investment. **This means that if the Reference Return is -100%, you will lose your entire investment.**
	If a Knock-Out Event has not occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your Payment at Maturity per $1,000 Principal Amount will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the Reference Return multiplied by the Upside Participation Rate, subject to a minimum return of $1,144.50 (the return represented by the Contingent Minimum Return) and a maximum return of $1,144.50 (the return represented by the Maximum Return). For additional clarification, please see "What is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?" herein.
Upside Participation Rate:	100.00%
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price:	$243.38, which is the Official Closing Price of the Reference Asset as determined by the Calculation Agent on the Pricing Date.
Final Price:	The arithmetic average of the Official Closing Price of the Reference Asset on each of the Averaging Dates, as determined by the Calculation Agent.
Estimated Initial Value:	The Estimated Initial Value of the Notes may be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Selected Risk Considerations — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Calculation Agent:	HSBC USA Inc. or one of its affiliates
CUSIP / ISIN:	40435FA72 / US40435FA728
Form of the Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

An investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 11 of this pricing supplement.

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the Notes.

The Estimated Initial Value of the Notes on the Pricing Date is $981.30 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 4 of this document for additional information.

	Price to Public[(1)]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000.00	$10.00	$990.00
Total	$2,385,000.00	$23,850.00	$2,361,150.00

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
May 11, 2018

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the Note offering relates only to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Stock-Linked Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this pricing supplement and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and the Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1 866 811 8049.

You may also obtain:
- The Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010772/tv486721_424b2.htm
- The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm
- The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

Investor Suitability

The Notes may be suitable for you if:

- You seek an investment with a return linked to the performance of the Reference Asset and you believe that the Final Level of the Reference Asset will be equal to or greater than the Knock-Out Buffer Amount on the Final Valuation Date.

- You are willing to invest in the Notes based on the Maximum Cap indicated herein, which may limit your return at maturity.

- You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than zero when a Knock-Out Event has occurred.

- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are willing to forgo dividends or other distributions paid to holders of the Reference Asset.

- You do not seek current income from your investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the Notes to maturity.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You do not believe that the Final Level of the Reference Asset will be equal to or greater than the Knock-Out Buffer Amount on the Final Valuation Date.

- You are unwilling to invest in the Notes based on the Maximum Cap indicated herein, which may limit your return at maturity.

- You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than zero when a Knock-Out Event has occurred.

- You seek an investment that provides full return of principal.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid on the Reference Asset.

- You seek current income from your investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the Notes to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity for returns at maturity up to the Maximum Return on the Notes of 14.45%, or a maximum Payment at Maturity of $1,144.50 for every $1,000 Principal Amount. ***If a Knock-Out Event has not occurred,*** in addition to the Principal Amount, you will receive at maturity at least the Contingent Minimum Return of 14.45% on the Notes, or a minimum Payment at Maturity of $1,144.50 for every $1,000 Principal Amount of the Notes. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **THE CONTINGENT MINIMUM RETURN APPLIES ONLY IF A KNOCK-OUT EVENT HAS NOT OCCURRED** — ***If a Knock-Out Event has not occurred,*** you will receive at least the Principal Amount at maturity, even if the Final Price is below the Initial Price. ***If a Knock-Out Event has occurred and the Final Price is less than the Initial Price,*** you will lose 1% of your Principal Amount for every 1% that the Final Price is less than the Initial Price. If a Knock-Out Event has occurred and the Reference Return is -100%, you will lose your entire investment.

- **UNCERTAIN TAX TREATMENT** — For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

  In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Stock-Linked Underlying Supplement and prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset, subject to the Maximum Return and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Reference Return is positive or negative. If on the Final Valuation Date, the Final Price is less than the Initial Price by a percentage that exceeds the Knock-Out Buffer Amount, a Knock-Out Event will have occurred, and the benefit provided by the Knock-Out Buffer Amount will terminate. Under these circumstances, you will lose 1% of the Principal Amount of your investment for every 1% decline of the Final Price as compared to the Initial Price. **IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT**.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE PRICE OF THE REFERENCE ASSET AT ANY TIME OTHER THAN ON THE AVERAGING DATES** — The Final Price will be based on the Official Closing Price of the Reference Asset on the Averaging Dates, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset appreciates during the term of the Notes other than on the Averaging Dated but then drops on any of the Averaging Dates to a price that is less than the Initial Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the stated maturity date or at other times during the term of the Notes may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the each of the Averaging Dates.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Final Price is greater than the Initial Price, for each $1,000 Principal Amount you hold, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 14.45% of the Principal Amount, regardless of the appreciation in the Reference Asset, which may be significantly greater than the Maximum Return. **YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM RETURN.**

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WAS DETERMINED BY US ON THE PRICING DATE, IS LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION** — The Calculation Agent will adjust the Official Closing Price, for certain events affecting the shares of the Reference Asset, such as stock splits and corporate actions which may affect the price of the Reference Asset. The Calculation Agent is not required to make an adjustment for every corporate action which affects the shares of the Reference Asset. If an event occurs that does not require the

Calculation Agent to adjust the price of the shares of the Reference Asset, the market price of the Notes and the Payment at Maturity may be materially and adversely affected. See "Additional Terms of the Notes —Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement for additional information.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Asset would have. In addition, the Reference Asset Issuer will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Reference Asset and the Notes.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Reference Asset, and therefore, the market value of the Notes.

- **WE ARE NOT AFFILIATED WITH THE REFERENCE ASSET ISSUER**— We are not affiliated with the Reference Asset Issuer, nor have we made any independent investigation regarding the adequacy or completeness of the information about the Reference Asset Issuer contained in this pricing supplement. You should make your own investigation into the Reference Asset and the Reference Asset Issuer. We are not responsible for the Reference Asset Issuer's public disclosure of information, whether contained in SEC filings or otherwise.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the price of the Reference Asset and the value of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE NOTES MAY BE BASED ON THE SHARES OF ANOTHER COMPANY AND NOT BROADCOM, INC.** — Following certain corporate events relating to the Reference Asset Issuer where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the stock of a successor or any cash or any other assets distributed to holders in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes.

- **HISTORICAL PERFORMANCE OF THE REFERENCE ASSET SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES** — It is impossible to predict whether the price of the Reference Asset will rise or fall. The Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Reference Asset in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Reference Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Reference Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Averaging Dates, including the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the actual and expected volatility of the Reference Asset;

  - the time to maturity of the Notes;

  - the dividend rate on the Reference Asset;

  - interest and yield rates in the market generally;

  - a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or the securities markets generally; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Knock-Out Buffer Amount of 20%, the Contingent Minimum Return on the Notes of 14.45%, the Maximum Return of 14.45%, the Upside Participation Rate of 100.00% and assume an Initial Price of $100.00. The actual Initial Price is set forth on the cover page of this pricing supplement. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Price	Hypothetical Reference Return	Hypothetical Total Return*
$200.00	100.00%	14.45%
$180.00	80.00%	14.45%
$170.00	70.00%	14.45%
$150.00	50.00%	14.45%
$140.00	40.00%	14.45%
$130.00	30.00%	14.45%
$120.00	20.00%	14.45%
$114.45	**14.45%**	**14.45%**
$110.00	10.00%	14.45%
$105.00	5.00%	14.45%
$104.00	4.00%	14.45%
$103.00	3.00%	14.45%
$101.00	1.00%	14.45%
$100.00	**0.00%**	**14.45%**
$95.00	-5.00%	**14.45%**
$90.00	-10.00%	**14.45%**
$85.00	-15.00%	**14.45%**
$80.00	-20.00%	**14.45%**
$70.00	-30.00%	-30.00%
$60.00	-40.00%	-40.00%
$50.00	-50.00%	-50.00%
$40.00	-60.00%	-60.00%
$20.00	-80.00%	-80.00%
$0.00	-100.00%	-100.00%

The table above assumes an Initial Price of $100.00; the actual Initial Price is set forth on the cover page of this pricing supplement.
* If a Knock-Out Event occurs, you will lose 1% of your Principal for each 1% that the Final Price is less than the Initial Price.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event does not occur, and the price of the Reference Asset decreases from the hypothetical Initial Price of $100.00 to a hypothetical Final Price of $90.00. Because a Knock-Out Event has not occurred and the Reference Return of -10.00% is less than the Contingent Minimum Return of 14.45%, the investor benefits from the Contingent Minimum Return and receives a Payment at Maturity of $1,144.50 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times 14.45\%) = \$1,144.50$$

Example 2: A Knock-Out Event does not occur, and the price of the Reference Asset increases from the hypothetical Initial Price of $100.00 to a hypothetical Final Price of $130.00. Because a Knock-Out Event has not occurred and the Reference Return of 30.00% multiplied by the Upside Participation Rate is greater than the Maximum Return of 14.45% the investor receives a Payment at Maturity of $1,144.50 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times 14.45\%) = \$1,144.50$$

Example 3: A Knock-Out Event has occurred, and the price of the Reference Asset decreases from the hypothetical Initial Price of $100.00 to a hypothetical Final Price of $60.00. Because a Knock-Out Event has occurred, and the Reference Return is -40.00%, the investor is exposed to the negative performance of the Reference Asset. The investor will receive a Payment at Maturity of $600.00 per $1,000.00 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times -40\%) = \$600.00$$

Description of the Reference Asset

General

This pricing supplement is not an offer to sell and it is not an offer to buy shares of the Reference Asset. All disclosures contained in this pricing supplement regarding the Reference Asset are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the adequacy or accuracy of information about the Reference Asset contained in this pricing supplement. You should make your own investigation into the Reference Asset.

Description of Broadcom Inc.

Broadcom Inc. designs, develops, and markets digital and analog semiconductors. The company offers wireless RF components, storage adapters, controllers, networking processors, switches, fiber optic modules, motion control encoders, and optical sensors, and markets its products worldwide. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-38449 or its CIK Code: 0001730168. The company's common stock is listed on the NASDAQ under the ticker symbol "AVGO."

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Asset for each quarter in the period from July 1, 2009 through May 11, 2018. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in U.S. dollars and rounded to the nearest penny. Historical prices of the Reference Asset should not be taken as an indication of its future performance.

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
September 30, 2009	18.47	15.67	17.07	March 31, 2014	65.31	52.49	64.41
December 31, 2009	18.29	14.49	18.29	June 30, 2014	72.07	58.53	72.07
March 31, 2010	20.56	16.80	20.56	September 30, 2014	89.52	69.38	87.00
June 30, 2010	23.35	19.20	21.06	December 31, 2014	103.99	69.04	100.59
September 30, 2010	22.91	18.65	22.51	March 31, 2015	134.44	96.25	126.98
December 31, 2010	28.88	21.95	28.47	June 30, 2015	148.07	116.78	132.93
March 31, 2011	34.38	27.70	31.10	September 30, 2015	137.64	108.51	125.01
June 30, 2011	38.00	30.60	38.00	December 31, 2015	148.83	113.42	145.15
September 30, 2011	39.08	27.19	32.77	March 31, 2016	156.93	116.31	154.50
December 31, 2011	35.84	27.55	28.86	June 30, 2016	164.84	140.05	155.40
March 31, 2012	38.97	28.31	38.97	September 30, 2016	177.40	150.63	172.52
June 30, 2012	38.97	30.02	35.90	December 31, 2016	182.31	162.79	176.77
September 30, 2012	37.48	32.58	34.87	March 31, 2017	226.45	174.28	218.96
December 31, 2012	35.26	30.86	31.66	June 30, 2017	254.95	209.20	233.05
March 31, 2013	36.65	31.66	35.92	September 30, 2017	257.01	229.76	242.54
June 30, 2013	38.75	31.26	37.38	December 31, 2017	284.62	239.50	256.90
September 30, 2013	43.12	36.02	43.12	March 31, 2018	272.27	228.10	235.65
December 31, 2013	53.56	42.20	52.89	May 11, 2018*	251.74	225.25	243.38

* This pricing supplement includes information for the second calendar quarter of 2018 for the period from April 1, 2018 through May 11, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2018.

The graph below illustrates the performance of the Reference Asset from July 1, 2009 through May 11, 2018, based on closing price information from the Bloomberg Professional® service. **Past performance of the Reference Asset is not indicative of its future performance.**

Historical Performance of the Reference Asset



Source: Bloomberg Professional® service

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the five trading days preceding the date of acceleration will be used as the Averaging Dates for purposes of determining the accelerated Reference Return (including the Final Price). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents, at the price indicated on the cover of this pricing supplement. The placement agents for the Notes will receive a fee that will not exceed $10 per $1,000 Principal Amount.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes. However, it is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth above, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

Tax Considerations

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes.

Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether the Reference Asset Issuer would be treated as a passive foreign investment company ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Reference Asset Issuer were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the Reference Asset Issuer and consult your tax advisor regarding the possible consequences to you if the Reference Asset Issuer is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest

could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Validity of the Notes

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.